UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number
001-15491

KEMET Corporation
(Exact name of registrant as specified in its charter)

KEMET Tower
One East Broward Blvd.
Fort Lauderdale, Florida 33301
(954) 766-2800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1
Explanatory Note: On June 15, 2020, Sky Merger Sub Inc. (“Acquisition Sub”) merged with and into KEMET Corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of November 11, 2019, by and among Yageo Corporation, Acquisition Sub and the Company, at which time the separate existence of Acquisition Sub ceased, and the Company continues under the name “KEMET Corporation” as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, KEMET Corporation, as the successor corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KEMET CORPORATION
(as successor corporation)

Date:	July 30, 2020	By:	/s/ WILLIAM M. LOWE, JR.
Name: William M. Lowe, Jr.
Title: Chief Executive Officer